UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 2 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (2)
14	TYPE OF REPORTING PERSON PN

_________________
(1)  In its capacity as the direct owner of 3,865,888 shares of common stock of the Issuer.

(2) All calculations of percentage ownership herein are based on a total of 20,751,671 shares of common stock of the Issuer issued and outstanding as of the close of business on July 25, 2013, as reported by the Issuer’s transfer agent, American Stock Transfer & Trust Company, LLC (the “Transfer Agent”).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 3 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)  Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 4 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)  Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 5 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)  Solely in its capacity as the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 6 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)  Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 7 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)  Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 8 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)  Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 9 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)  Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 10 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON CO

_________________
(1)  Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 11 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)  Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 12 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,888 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,865,888 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)  Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 13 of 23

Item 1.   Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.

As of August 5, 2013, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned 3,865,888 Common Shares (the “Subject Shares”), representing approximately 18.6% of the issued and outstanding Common Shares.

Item 2.  Identity and Background.

(a)-(c) & (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by: (i) Oaktree Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“VOF”), whose principal business is to invest in securities; (ii) Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“VOF GP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF; (iii) Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of VOF GP; (iv) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (A) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (B) act as the sole shareholder of certain controlling entities of certain investment funds; (v) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I; (vi) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I; (vii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; (viii) Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts; (ix) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of Management; (x) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and (xi) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with VOF, VOF GP, VOF GP Ltd., GP I, Capital I, Holdings I, Holdings, Management, Holdings, Inc. and OCG, collectively, the “Reporting Persons”), whose principal business is to serve as, and

CUSIP No. Y8162K121	SCHEDULE 13D	Page 14 of 23

perform the functions of, (A) the general partner of Oaktree Capital Group Holdings, L.P., a Delaware limited partnership and (B) the manager of OCG.

The Reporting Persons have entered into a joint filing agreement, dated as of August 5, 2013, a copy of which is attached hereto as Exhibit A.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2.  Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Purchase Agreement (as hereinafter defined), VOF purchased 3,738,318 Common Shares for total consideration of $20,000,001.30.  The source of funds for such transaction was the capital contributions of the partners of VOF.  No borrowed funds were used to purchase such Common Shares.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Subject Shares for investment purposes and for the purposes described below.

The descriptions of the Purchase Agreement and the Registration Rights Agreement (as hereinafter defined) contained in Item 6 below are hereby incorporated by reference into this Item 4.  As described in Item 6, pursuant to the Purchase Agreement, the Issuer agreed to increase the size of the board of directors of the Issuer (the “Board”) by two directors and to cause one individual designated by VOF to fill one of such newly-created directorships as a class B director.  So long as VOF and its affiliates collectively own at least 10% of the issued and outstanding Common Shares, the Issuer is required to nominate one individual designated by VOF for election to the Board.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in

CUSIP No. Y8162K121	SCHEDULE 13D	Page 15 of 23

determining whether additional Common Shares will be acquired by the Reporting Persons or by other affiliated investment funds or accounts or whether the Reporting Persons or any such other affiliated investment funds or accounts will dispose of Common Shares.  At any time, additional Common Shares may be acquired or some or all of the Common Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.  However, as part of their ongoing evaluation of their investment in the Subject Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 20,751,671 Common Shares issued and outstanding as of the close of business on July 25, 2013, as reported by the Transfer Agent.

VOF directly holds 3,865,888 Common Shares, representing approximately 18.6% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own the Subject Shares.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the voting and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd. As such, GP I has the power to direct the decisions of VOF GP Ltd. regarding the voting and disposition of securities held by VOF; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I

CUSIP No. Y8162K121	SCHEDULE 13D	Page 16 of 23

regarding the voting and disposition of securities held by VOF; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VOF; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VOF; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

Management, in its capacity as the sole director of VOF GP Ltd, has the ability to direct the management of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the voting and disposition of securities held by VOF; therefore, Management may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by VOF; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by VOF. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by VOF. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by VOF; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) and (e)

Not applicable.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 17 of 23

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement

On May 1, 2013, the Issuer, VOF and certain other purchasers entered into the Purchase Agreement (the “Purchase Agreement”), pursuant to which VOF and such other purchasers agreed to backstop an equity rights offering (the “Rights Offering”) previously disclosed by the Issuer and committed to purchase from the Issuer up to $75.0 million of Common Shares in the aggregate at the price per share equal to the subscription price of the Rights Offering, or $5.35, in a private placement to be closed after the conclusion of the Rights Offering (the “Private Placement”).  Pursuant to the Purchase Agreement, the exact amount of Common Shares which VOF and such other purchasers were required to purchase was equal to the greater of the number of unsubscribed Common Shares offered in the Rights Offering and the minimum purchase commitment of VOF and such other purchasers, or 8,744,282 Common Shares in the aggregate.  In consideration for providing their purchase commitments, the Issuer agreed to issue to VOF, and each other purchaser that was not an affiliate of the Issuer immediately prior to the completion of the Rights Offering, a number of additional Common Shares equal to 3% of such purchaser’s purchase commitment (the “Additional Shares”).

Pursuant to the Purchase Agreement, the Issuer agreed to increase the size of the Board by two directors and to cause one individual designated by VOF to fill one of such newly-created directorships as a class B director.  So long as VOF and its affiliates collectively own at least 10% of the issued and outstanding Common Shares, the Issuer is required to nominate one individual designated by VOF for election to the Board.

Pursuant to the Purchase Agreement, VOF agreed that, without the approval of the Board, neither it nor its affiliates will (a) acquire beneficial ownership measured by voting power of more than 40.0% of the issued and outstanding Common Shares; (b) form or participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Shares after giving effect to which it would be deemed to beneficially own more than 40.0% of the issued and outstanding Common Shares; or (c) initiate or participate in any “freeze-out” merger or other going private transaction with respect to the Issuer.  The provisions of the Purchase Agreement described above will terminate on the date that (i) the Issuer publicly announces that it plans to pursue a tender offer, merger, sale of all or substantially all of its assets or any similar transaction involving the Issuer and its subsidiaries, taken as a whole (a “Buyout Transaction”); (ii) the Board approves, recommends or accepts a Buyout Transaction proposed by any person or group; or (iii) any person or group, other than VOF or a group of which VOF is a part, acquires beneficial ownership measured by voting power of more than 40.0% of the issued and outstanding Common Shares.  In the case of any such termination and provided that VOF owns and continues to own in excess of 10% of the issued and outstanding Common Shares at all times following the closing date of the Private Placement, the Issuer will use its best efforts to cause the Board to approve each transaction in which VOF shall

CUSIP No. Y8162K121	SCHEDULE 13D	Page 18 of 23

become an “Interested Shareholder” as such term is defined in Article (K) of the third amended and restated articles of incorporation of the Issuer.

On July 25, 2013, the Issuer announced the successful completion of the Rights Offering and the Private Placement.  Due to the level of participation in the Rights Offering by existing shareholders of the Issuer, VOF and the other purchasers under the Purchase Agreement were issued the minimum amounts under their purchase commitments.  As a result, the Issuer issued to VOF 3,865,888 Common Shares in the aggregate, including (a) 3,738,318 Common Shares for total consideration of $20,000,001.30 and (b) 127,570 Additional Shares.

Registration Rights Agreement

In connection with the Purchase Agreement, on May 1, 2013, the Issuer, VOF and certain other purchasers under the Purchase Agreement entered into the Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to grant VOF and such other purchasers certain registration rights with respect to the Common Shares, including Common Shares acquired in the Private Placement.  Specifically, the Issuer agreed that, on or prior to the thirtieth day following the closing of the Private Placement, the Issuer will file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement covering the resale of all of the Common Shares acquired by VOF and such other purchasers in the Private Placement.  In addition, the Issuer agreed that, upon the written request of VOF or one of such other purchasers, the Issuer will file with the SEC a shelf registration statement covering the resale of all other Common Shares  beneficially owned by the requesting party, subject to the limitations that the Issuer will not be required to file such a shelf registration statement (a) more than once per calendar quarter or (b) if the shares to be covered by such shelf registration statement represent less than 1% of the then-outstanding Common Shares.  Finally, the Issuer agreed that, if at any time it proposes to file a registration statement with respect to any offering of its equity securities for its own account or for the account of any other person, subject to certain exceptions specified in the Registration Rights Agreement, the Issuer will provide VOF and such other purchasers with customary piggyback registration rights in connection with such registration.

The Registration Rights Agreement will terminate with respect to VOF if (a) VOF and its affiliates beneficially own less than 5% of the outstanding Common Shares, if all of the Common Shares then owned by VOF and its affiliates could be sold in any 90-day period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, without restriction as to volume or manner of sale or (b) all of the Common Shares held by VOF have been sold.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of such agreements, forms of which are filed as Exhibit B and Exhibit C, respectively, to this Schedule 13D, and which are hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 19 of 23

The following are filed herewith or incorporated by reference as Exhibits into this Schedule 13D:

Exhibit A     A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit B     Purchase Agreement (incorporated by reference from Exhibit 10.1 of the Issuer’s Registration Statement on Form F-1 filed with the SEC on May 2, 2013).

Exhibit C     Registration Rights Agreement (incorporated by reference from Exhibit 10.2 of the Issuer’s Registration Statement on Form F-1 filed with the SEC on May 2, 2013).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 20 of 23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2013

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 21 of 23

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 22 of 23

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 23 of 23

OAKTREE HOLDINGS, INC.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Principal Emeritus and Director of Oaktree Capital Group, LLC.

Robert E. Denham	Director of Oaktree Capital Group, LLC. Mr. Denham is currently a partner in the law firm of Munger, Tolles & Olson LLP.

Wayne G. Pierson	Director of Oaktree Capital Group, LLC. Mr. Pierson is currently the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Jay S. Wintrob	Director of Oaktree Capital Group, LLC. Mr. Wintrob is currently the President and Chief Executive Officer of SunAmerica Financial Group.

Marna C. Whittington	Director of Oaktree Capital Group, LLC. Ms. Whittington is currently retired and does not hold a principal occupation.

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Value Opportunities Fund GP Ltd.

The sole shareholder of Oaktree Value Opportunities Fund GP Ltd. Is Oaktree Fund GP I, L.P.

Oaktree Value Opportunities Fund GP L.P.

The general partner of Oaktree Value Opportunities Fund GP, L.P. is Oaktree Value Opportunities Fund GP Ltd.

Oaktree Value Opportunities Fund, L.P.

The general partner of Oaktree Value Opportunities Fund, L.P. is Oaktree Value Opportunities Fund GP, L.P.

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of August 5, 2013

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director Associate General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel & Assistant Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director